UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

LITTELFUSE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

537008104
(CUSIP Number)


Is a fee being paid with this statement: (   )Yes   ( X )No

*The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 537008104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of above person
            STEIN ROE & FARNHAM INCORPORATED
            36-3447638

2.  Check the appropriate box if a member of a group
     (a) -----
     (b) -----

3.  SEC USE ONLY

4.  Citizenship or place of organization
            Delaware Corporation

Number of shares beneficially owned by each reporting person with
5.  Sole voting power                          -0-

6.  Shared voting power                        -0-

7.  Sole dispositive power               964,400 shares,
consisting of 690,800 shares of common stock and 273,600 shares obtainable upon exercise of warrants

8.  Shared dispositive power                   -0-

9.  Aggregate amount beneficially owned by each reporting
person            964,400 shares, consisting of 690,800
shares of common stock and 273,600 shares obtainable upon exercise of warrants

10. Check box if the aggregate amount in Row (9) excludes
certain shares                           not applicable

11. Percent of class represented by amount in Row 9   4.77%

12. Type of Reporting Person                    IA

13G
CUSIP No. 537008104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of above person
             SR&F SPECIAL PORTFOLIO
             36-4112261
             (formerly reported as STEIN ROE SPECIAL FUND
             36-2653217)

2.  Check the appropriate box if a member of a group
     (a) -----
     (b) -----

3.  SEC USE ONLY

4.  Citizenship or place of organization
            Massachusetts, USA

Number of shares beneficially owned by each reporting person with
5.  Sole voting power             963,600 shares, consisting
of 690,000 shares of common stock and 273,600 shares obtainable upon exercise warrants

6.  Shared voting power                      -0-

7.  Sole dispositive power                   -0-

8.  Shared dispositive power                 -0-

9.  Aggregate amount beneficially owned by each reporting
person      963,600 shares, consisting of 690,00 shares of
common stock and 273,600 shares obtainable upon exercise of warrants

10. Check box if the aggregate amount in Row (9) excludes
certain shares                             not applicable

11. Percent of class represented by amount in Row 9   4.76%

12. Type of Reporting Person                    IV

Item 1(a).  Name of Issuer:    LITTELFUSE, INC.

Item 1(b).  Address of Issuer's Principal Executive Office:
                  800 East Northwest Highway
                  Des Plaines, Illinois  60016

Item 2(a).  Name of Person Filing:
            Stein Roe & Farnham Incorporated, jointly on its own behalf and on behalf of SR&F Special Portfolio, a portfolio series of SR&F Base Trust

Item 2(b).  Address of Principal Business Office:
                 One South Wacker Drive
                 Chicago, IL 60606

Item 2(c).  Citizenship:    Delaware Corporation

Item 2(d).  Title of Class of Securities:  Common Stock

Item 2(e).  CUSIP Number:   537008104

Item 3.  If this statement is filed pursuant to Rules 13d-
1(b), or 13d-2(b), check whether person filing is a:

         (e) [XX] Investment Adviser registered under
Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership:
         (a)  Amount beneficially owned:  964,400 shares
(consisting of 690,800 shares of common stock and 273,600 shares obtainable upon exercise of warrants)

         (b) Percent of Class:  4.77%

         (c) Number of shares as to which such person has:

            (i)  sole power to vote or to direct the vote:
                                            963,600 shares
                                  (SR&F Special Portfolio)

            (ii)  shared power to vote or to direct the
vote:                                               -0-

                 (iii)  sole power to dispose or to direct
the disposition:                             964,400 shares
                         (Stein Roe & Farnham Incorporated)

                 (iv)  shared power to dispose or to direct
the disposition:                                    -0-

Item 5. Ownership of Five Percent or Less of a Class::
         SR&F Special Portfolio, which possesses sole power to vote 963,600 shares, is a portfolio series of SR&F Base
Trust, a Massachusetts common law trust, which is a registered open-end investment company of which Stein Roe &
Farnham Incorporated is investment adviser.

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:
              Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
Holding Company:
              Not Applicable

Item 8.  Identification and Classification of Members of the
Group:
             Not Applicable

Item 9.  Notice of Dissolution of Group:
             Not Applicable

Item 10.  CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1998

By:  /s/ Kenneth J. Kozanda
       Kenneth J. Kozanda
       Senior Vice President & Chief Financial Officer


AGREEMENT WITH REGARD TO JOINT FILING OF SCHEDULE 13G made this 3rd day of February, 1998, by and between STEIN
ROE & FARNHAM INCORPORATED, a Delaware Corporation ("SR&F") and SR&F BASE TRUST, a Massachusetts common law trust, on behalf of its series, SR&F SPECIAL PORTFOLIO ("Special
Portfolio")

WITNESSETH:

Whereas, SR&F has investment discretion with respect to the portfolio investments of Special Portfolio, and may therefore be considered a "beneficial owner" of such portfolio investments pursuant to Regulation 13D-G (the
"Regulation") of the Securities and Exchange Commission;
and,

Whereas, Special Portfolio retains voting authority with regard to its portfolio investments and may therefore also be considered a "beneficial owner" of such portfolio investments pursuant to the Regulation; and,

Whereas, due to such multiple definitions of beneficial ownership, both SR&F and Special Portfolio may be deemed to have incurred an obligation to report beneficial ownership of certain of Special Portfolio's portfolio holdings; and,

Whereas, the Regulation authorizes "joint" filing of a single Schedule 13G when two or more eligible persons incur an obligation to report with respect to the same securities;

NOW THEREFORE, SR&F Base Trust on behalf of Special
Portfolio and SR&F agree that SR&F shall be authorized to file a single Schedule 13G, and any necessary amendments thereto, on behalf of itself and on behalf of Special
Portfolio, with respect to each of Special Portfolio's holdings as to which such a report must be made.

SR&F BASE TRUST

/s/ Stacy H. Winick, Vice President and Secretary

Attest:

/s/ Nicolette D. Parrish, Assistant Secretary

STEIN ROE & FARNHAM INCORPORATED

/s/ Kenneth J. Kozanda, Senior Vice President
and Chief Financial Officer

/s/ Scott P. Pedersen, Vice President